UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated   October 1, 2008
Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

The following documents are being submitted herewith:
•	Press Release dated September 29, 2008.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Day 2008 Investment Community Conference to be Webcast
CALGARY, Alberta, September 29, 2008 — Enbridge Inc. (TSX and NYSE: ENB) will hold its tenth annual Enbridge Day Investment Community Conference on Tuesday, October 7th in Toronto and Wednesday, October 8th in New York. The sessions will focus on our current slate of expansion projects and will provide more detail on Wave Two opportunities. Presenters will also discuss our natural gas business, and sustainable energy efforts.
The October 7th Enbridge Day conference in Toronto will be webcast commencing at 8 a.m. Eastern time. Interested parties may register for the webcast through the link on the Enbridge website, www.enbridge.com/investor. The webcast will be archived and available for replay on October 8th. A complete transcript will be available on the website shortly thereafter.
Audio of the webcast will be accessible by dialing:

Toll free Dial In:	1-866 272-9941
International Dial In:	+617-213-8895
Participant Passcode:	90238450

Replay:	1-888-286-8010
International Dial In:	+617-801-6888
Passcode:	60630242
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has a growing involvement in the natural gas transmission and midstream businesses and is involved in international energy projects. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Investment Community	Enbridge Inc. — Media

Patrick Murray	Jennifer Varey
(403) 231-7398	(403) 508-6563
Email: patrick.murray@enbridge.com	Email: jennifer.varey@enbridge.com